June 7, 2019

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Mr. Edwin Kim

Ms. Barbara C. Jacobs

Mr. Ryan Rohn

Mr. Stephen Krikorian

Re:                             CrowdStrike Holdings, Inc.
Registration Statement on Form S-1
Registration No. 333-231461

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-231461) (the “Registration Statement”) of CrowdStrike Holdings, Inc. (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 P.M., Washington, D.C. time, on June 11, 2019, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by telephone call to the staff of the U.S. Securities and Exchange Commission.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

Very truly yours,

CrowdStrike Holdings, Inc.

By:

/s/ George Kurtz
Name: George Kurtz
Title: President and Chief Executive Officer

[Signature Page to Acceleration Request]